EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT, dated as of December 6, 2012, is made and entered into by and between Tea Leaf Management Investment Trust, an Ohio business trust (the "Trust"), on behalf of the TeaLeaf Long/Short Deep Value Fund (the "Fund") and AMH Equity, Ltd. (the "Adviser").

WHEREAS, the Adviser has been appointed the investment adviser of the Fund pursuant to a management agreement between the Trust and the Adviser dated December 6, 2012 (the "Advisory Agreement"); and

WHEREAS, the Trust and the Adviser desire to enter into the arrangements described herein relating to certain expenses of the Fund;

NOW, THEREFORE, the Trust and the Adviser hereby agree as follows:

1.

The Adviser agrees:

(a)

to advance organizational expenses and offering expenses incurred before the commencement of operations of the Fund; and

(b)

to reduce the fees payable to it under the Advisory Agreement (but not below zero) and reimburse other operating expenses of the Fund to the extent necessary to limit the annual rate of total operating expenses of each class of shares of the Fund (exclusive of any 12b-1 fees, interest expenses, dividend expenses on short sales, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest (acquired fund fees and expenses), or extraordinary expenses such as litigation ("Excluded Expenses")), to 2.25% of the average daily net assets attributable to Class A, Class C and Class I shares, respectively.

2.

The initial term of this Agreement shall be from the commencement of operations of the Fund through May 31, 2014; and shall automatically renew effective June 1 of every year, until such time as the Adviser provides written notice of non-renewal to the Trust.  Such annual renewal will have the effect of extending this Agreement for an additional one-year term.  Any notice of non-renewal of this Agreement shall be prospective only, and shall not affect the Adviser's or the Trust's existing obligations under this Agreement.

3.

A copy of the Agreement and Declaration of Trust, as amended from time to time, establishing the Trust is on file with the Secretary of State of Ohio, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

4.

This Agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees upon sixty (60) days' written notice to the Adviser.  This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees. This Agreement will automatically terminate if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination for the Fund.

5.

This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Tea Leaf Management Investment Trust	AMH Equity, Ltd.
By: /s/ Adam M. Hutt	By: /s/ Adam M. Hutt
Name: Adam M. Hutt	Name: Adam M. Hutt
Title: President	Title: President

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